SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April 2007
Commission File Number 1-15194

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

COMPANHIA DE BEBIDAS DAS AMÉRICAS – AMBEV
CNPJ/MF (Corporate Tax Registration) 02.808.708/0001-07
NIRE (Companies Registrar) 35.300.157.770
A Publicly-Held Company

Minutes of the Extraordinary General Meeting of Companhia de Bebidas das Américas – AmBev (“Company”), held on April 9, 2007, drawn up in the summary format:

1.

Date, Time and Venue: On April 9, 2007, at 10:00 a.m., at the Company’s headquarters located at Rua Renato Paes de Barros 1017, 4º andar (parte), cjs. 41 and 42, Edifício Corporate Park, Itaim Bibi, in the City of São Paulo, State of São Paulo.

2.

Call Notice: The call notice was published in the Official Gazette of the State of São Paulo, on (i) March 17, (ii) March 20 and (iii) March 21, 2007, respectively, on pages 23, 24 and 49 and on “Gazeta Mercantil” - Edição Nacional, on: (iv) March 19, (v) March 20 and (vi) March 21, 2007, respectively, on pages A-9, A-19 and A-9.

3.

Attendance: Shareholders representing 91% of the voting capital and shareholders representing 46.37% of the Company’s preferred stock, as evidenced by their signatures in the “Shareholders’ Attendance Book”.

4.	Presiding Board: Mr. Victório Carlos De Marchi, Chairman, and Paulo Cezar Aragão, Secretary.

5.

Resolutions: The following resolutions were taken by shareholders representing more than 90% of the Company’s voting capital attending the Meeting, with the abstention of those legally impeded from voting:

5.1.   To authorize the drawing up of the Minutes of these Extraordinary General Meeting in summary format, as well as their publication with the omission of the signatures of the attendant shareholders, pursuant to Article 130 and its paragraphs in Law No. 6,404/76.

5.2. To approve the cancellation of 65,366,956 common shares and 1,192,507,712 preferred shares, both held in treasury, without reduction of the Company’s capital stock.

5.3.   As a result of the resolutions taken under item 5.5 above, to amend the heading of Clause 5 of the Company’s by-laws, which shall, from now on, read as follows, its respective paragraphs remaining unchanged:

“Clause 5 – The Capital Stock is of R$5,716,086,764.25, divided into 63,200,337,375 shares, of which 34,435,672,472 are common shares and 28,764,664,903 are preferred shares, without par value.”

6.

Approval and Closure: Nothing more to be dealt with, these present Minutes were drawn up, and after being read and approved, were signed by the members of the presiding board and shareholders representing the majority that the resolutions taken in these Meetings require. Signatures: Victório Carlos De Marchi, Chairman; Rodrigo Ferraz Pimenta da Cunha, Secretary; Victório Carlos De Marchi, Co-Chairman of the Board of Directors. Shareholders: Interbrew International B.V., Represented by Monique Mesquita Mavignier de Lima; AmBrew S.A., Represented by Monique Mesquita Mavignier de Lima; Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência, Represented by José Heitor Attílio Gracioso and Roberto Herbster Gusmão; Victório Carlos De Marchi; Roberto Herbster Gusmão; José Heitor Attílio Gracioso; José de Maio Pereira da Silva; Instituto AmBev de Previdência Privada, Represented by Rodrigo Ferraz Pimenta da Cunha; Caixa de Previdência dos Funcionários do Banco do Brasil – Previ, Represented by Matheus Corredato Rossi; Bell Atlantic Master Pension Trust, Philips Electronics North America Corporation Master Retirement Trust, Kansas Public Employees Retirement System, Commonwealth of Pennsylvania Public School Emp Ret System, Aegon Custody B.V., Ford Motor Company Defined Benefit Master Trust, Van Kampen Series Fund, Inc., Van Kanpem Global Equity Allocation Fund, Templeton Emerging Markets Series, Templeton Emerging Markets Securities Fund, Templeton International Emerging Markets Fund, Templeton Developing Markets Trust, Franklin Templeton Tax Class Corporation Class Ltd, Templeton Global Investment Trust – Templeton Bric Fund, Morgan Stanley Inst Fund, Inc, Active Inter Allocation Port, Morgan Stanley Dean Witter International Fund, Represented by Silvia Oliveira Brito de Moura; Fundo Franklin Templeton de Valor e Liquidez -  Fundo de Investimentos em Ações, Represented by Adriane Cristina dos Santos de Almeida; Rodrigo Ferraz Pimenta da Cunha; Monique Mesquita Mavignier de Lima.

I certify that these Minutes are a faithful copy of the deliberations of the Minutes of the books of the Company.

São Paulo, April 9, 2007.

Rodrigo Ferraz Pimenta da Cunha
Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 9, 2007

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

By:	/s/Graham Staley

Graham Staley
Chief Financial Officer and Investor Relations

FORWARD-LOOKING STATEMENTS

Statements contained in this press release may contain information, which is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, and the implementation of the measures required under AmBev’s performance agreement entered into with the Brazilian Antitrust Authority (Conselho Administrativo de Defesa Econômica – CADE) are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.